June 22, 2012

MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	McDermott International, Inc.

RE:	Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011
(File No. 1-08430)
Response to Staff Comments

Set forth below are responses from McDermott International, Inc. (the “Company,” “we” or “us”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated May 15, 2012, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies and Estimates

Property, Plant and Equipment, page 35

Comment 1.

1.	We note you depreciate major marine vessels using the units-of-production method based on the utilization of each vessel. Please tell us, and revise future filings to more fully explain, how you determine anticipated and actual utilization rates for these vessels and quantify the related amount of depreciation expense you recorded during each period presented.

Response 1.

We adopted the units-of-production method of depreciation for our major marine vessels in 1987 and have consistently applied such method since that time. Our units-of-production method of depreciation involves the calculation of depreciation expense on each vessel based on the product of actual utilization for the vessel for the period and the applicable daily depreciation value (which is based on vessel book value, standard utilization and vessel life) for the vessel. Our actual utilization is determined based on the actual days that the vessel was working or otherwise actively engaged (other than in transit between regions) under a contract, as determined by daily vessel operating reports prepared by the crew of the vessel. Our standard utilization is determined by vessel at least annually based on recent actual utilization combined with an expectation of future utilization, both of which allow for idle time. We ensure that a minimum amount of accumulated depreciation of at least 50% of equivalent life-to-date straight-line depreciation is recorded. Additionally, in periods of very low utilization, a minimum amount of depreciation expense of at least 25% of an equivalent straight-line depreciation expense (which is based on an initial 25-year life) is recorded.

While our accounting systems accumulate depreciation expense separately from amortization expense, they are not currently designed to accumulate separately the depreciation expense that is determined using the two different methods that we employ. Therefore, periodic reporting of depreciation expense calculated on a units-of-production basis would require implementation of a recurring manual accumulation process or re-design of our systems to capture the information. While we believe that our reported disclosures comply with generally accepted accounting principles in the United States (“U.S. GAAP”), and in particular ASC 360-10-50-1, and Regulation S-K, we provide for your reference the requested information:

Depreciation Expense calculated based on the Units-of-Production Method

Year Ended December 31,
2011	2010	2009
(in millions)
$26.9	$27.1	$36.7

In our discussion of Critical Accounting Policies and Estimates in our Annual Report on Form 10-K for the year ended December 31, 2012 we will more fully explain how we determine anticipated and actual utilization rates for the vessels that we depreciate using the units-of-production method. However, we do not believe that quantifying the related amount of units-of-production depreciation expense is required by U.S. GAAP or would provide meaningful disclosure to readers of our financial statements.

Comment 2.

2.	We note you expense the costs of maintenance, repairs and renewals, which do not materially prolong the useful life of an asset. Please revise future filings to quantify the amount of maintenance, repairs and renewals you expensed during each period presented.

Response 2.

We disclose our accounting policy for expensing maintenance, repairs and renewals which do not materially prolong the useful life of an asset, and we believe that this disclosure meets the requirements of U.S. GAAP and Regulation S-K. Furthermore, we do not believe that the amounts of maintenance, repairs and renewals expensed during the periods are material to our financial statements or that disclosure of such amounts would provide meaningful disclosure about our business to the readers of our financial statements, and, therefore, we do not believe that a revision of future filings to incorporate this information is necessary.

Operating Income, pages 38 and 40

Comment 3.

3.	Please expand your MD&A in future annual and quarterly filings to separately quantify and discuss the factors responsible for changes in cost of operations, at both the consolidated and segment level, during each period presented as required by Item 303 of Regulation S-K. It appears to us that your future annual and quarterly filings should discuss consolidated cost of operations, including the impact of each significant cost component in cost of operations that caused cost of operations to materially vary (or not vary when expected to). Your disclosures should be presented in a manner that allows investors to discern the relative contribution of each of multiple components cited to the total change in cost of operations and resultant operating income. Additionally, please note that even when total cost of operations do not materially vary from period to period, the impact of material variances in the components of cost of operations that offset one another should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosures provide appropriate explanations of the underlying reasons for the changes. Given the potential for differing or offsetting results in your segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should provide ? discussion and analysis of cost of operations at the segment level when a change in a segment’s cost of operation materially impacts the segment’s measure of operating income.

Response 3.

In future annual and quarterly filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2012, we will include additional information on changes in cost of operations and factors responsible for those variations (or the lack thereof). When material to a segment’s measure of operating income, we will provide such disclosures at the segment level and will not net material variances in components of cost of operations.

Comment 4.

4.	We note the project charges you recorded in your Atlantic segment during 2011. Please provide us, and revise future filings to disclose, the following:

•

In regard to the five year charter in Brazil, please: tell us the total contract value; explain how you determined the contract loss you recorded during the third quarter; explain how you determined, and why you were required to record, the additional contract loss you recorded during the fourth quarter; and explain the current status of this contract.

•

In regard to the marine project in Mexico, please: tell us the total contract value; explain how you determined the initial contract loss you recorded during the third quarter; explain how you determined, and why you were required to record, the additional contract loss you recorded during the fourth quarter; and explain the current status of this contract.

Response 4.

We determined and recorded the losses on the two Atlantic segment projects during 2011 in accordance with ASC 605-35-25-46. Specifically, we utilized our systematic and consistent procedures to update our revenue and cost estimates on a monthly basis, and included in those estimates the impact of additional or new information or events as we obtained the information or the events transpired. As current and updated estimates of total contract revenue and cost indicated a loss or an additional loss, we recorded a charge that provided for the entire loss on the contract in the period so indicated.

We also provide for your reference the following details on each of the projects in our Atlantic segment that gave rise to the subject charges:

•

The total contract value of the five year charter in Brazil as estimated at December 31, 2011 was $268.6 million of revenue and a loss of $73.9 million. The loss we recorded in the third quarter was determined using our procedures described above, and primarily incorporated the impacts of: (1) additional future project costs identified during additional reviews, including reviews by a newly hired project manager and other employees, and with experience gained with respect to the costs associated with establishing long-term vessel operations in Brazil; (2) additional depreciation expense related to vessel upgrade costs estimated or incurred during the quarter; and (3) repair costs and contractual delay damage costs related to vessel equipment failures experienced during October 2011 that indicated the existence of such failures on or before September 30, 2011. The additional loss that we were required to record in the fourth quarter in accordance with ASC 605-35-25-46 was determined using our revenue and cost estimation procedures, and primarily incorporated the impacts of: (1) repair costs and contractual delay damage costs related to additional vessel equipment failures experienced during January 2012 that indicated the existence of such failures on or before December 31, 2011; (2) additional estimated repair costs and equipment downtime penalties based on actual repairs and downtime; and (3) additional employee costs estimated to meet local content requirements, wage escalation expectations and other local expectations, based in part on recent experience. The vessel continues to work under the charter agreement in Brazil, and we did not record any additional change in the total estimated loss on the contract in the first quarter of 2012 and we do not currently expect any additional change in the total estimated loss on the contract in the second quarter of 2012.

•

The total contract value of the marine project in Mexico as estimated at December 31, 2011 was $54.4 million of revenue and a loss of $64.7 million. The loss we recorded in the third quarter was determined using our procedures described above, and primarily incorporated the impacts of: (1) actual event-driven delays, including customs clearance delays and customer site access approval delays; (2) extended work durations as a result of anticipated reduced productivity in poorer weather periods caused by the delays; and (3) additional costs related to unanticipated customer requirements. The additional loss that we were required to record in the fourth quarter in accordance with ASC 605-35-25-46 was determined using our revenue and cost estimation procedures, and primarily incorporated the impacts of: (1) actual customer-caused site access delays; (2) extended work durations and work scope shifts to a higher cost vessel as a result of anticipated reduced productivity in poorer weather periods caused by the delays; and (3) contractual delay damage costs related to the delay in project completion. The vessel continues to work in Mexico to complete testing, surveys and final connections. The project is substantially complete and we expect final completion in July 2012, without any additional change in the total estimated loss on the contract in the second quarter of 2012, although there exists a possibility that we may experience some favorable changes as a result of the submission of certain claims to the customer.

To the extent relevant to our results of operations disclosures, we will expand our disclosures regarding these projects to include additional information about material developments impacting our results.

Adjusted Net Income, page 42

Comment 5.

5.	We note your disclosures related to the non-GAAP measure, adjusted net income, indicate that this measure is adjusted for items you consider “non-recurring.” It appears to us that each item you identified as non-recurring actually impacted your results during other periods presented. Please revise future filings to not identify such items as “non-recurring”. Please refer to Item 10(e)(ii)(B) of Regulation S-K.

Response 5.

To the extent we utilize a similar presentation of adjusted net income in future filings, we will not identify items as “non-recurring” when such items impact results during other periods presented.

Consolidated Financial Statements

Note 1- Basis of Presentation and Significant Accounting Policies

General

Comment 6.

6.	Please revise future filings to disclose the nature of the transactions that give rise to accounts receivable-other and address the terms of these receivables, including how you assess them for collectability.

Response 6.

Our accounts receivable-other balances include amounts resulting from: (1) transactions with and advances to employees; (2) transactions with unconsolidated and other affiliates (including equity method investees); (3) value added and other non-income related taxes paid but expected to be refunded to us; and (4) foreign currency derivative transactions, which amounts, in each of the foregoing cases, are expected to be collected within 12 months. We assess collectability at least quarterly based on factors including historical collection experience and expected collectability and provide for losses as necessary.

We will revise the notes to our financial statements in future filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2012 to disclose the nature of the transactions that give rise to accounts receivable-other, including the term of the receivables and how we assess collectability.

Revenue Recognition, page 56

Comment 7.

7.	We note you generally recognize revenues from long-term contracts under the percentage of completion method. We also note the percentage-of-completion method of accounting depends on your ability to make reasonably dependable cost estimates, costs may be incurred over a period of several years, and estimation of these costs requires the use of judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect your results. It appears to us that changes in estimates may include a number of significant items, such as (i) unusual and infrequent contract price adjustments; (ii) material changes in contract estimates, including provisions for losses; (iii) substantial incentive income or claims revenues; (iv) significant problems encountered in the performance of contracts that materially affect operations; and (v) other material amounts. Please provide us, and revise the notes to your financial statements in future filings to disclose, the impact of changes in contract estimates on your results during each period presented, including an analysis of the underlying reasons for the changes in estimates. Please refer to ASC 250-10-50-4.

Response 7.

We do not believe that Accounting Standards Codification 250-10, Accounting Changes and Error Corrections (ASC 250-10), paragraph 50-4, is intended to be applied to an aggregation of changes arising from individual changes in estimates on more than one of our contracts accounted for within the scope of ASC 605-35, Revenue Recognition, Construction-Type and Production-Type Contracts (ASC 605-35).

Our current estimates of our contract costs and the profitability of our long-term projects could change as a result of the uncertainties associated with these types of contracts. Total estimated costs are affected by, among other things, the following:

•	changes in the expected costs of materials and labor, productivity and scheduling;

•	external factors outside of our control, such as weather, sea conditions and customer requirements;

•	the identification, management and monitoring of risks and opportunities in our contracts and our ability to mitigate risks and take advantage of opportunities;

•	change orders, which are a normal and recurring part of our business, which can increase or decrease (sometimes substantially) the scope of the work and therefore the revenue and cost of a job.

Given that we have a number of complex contracts that may extend beyond one year and experience change for a variety of reasons, including those discussed above, we routinely experience favorable and unfavorable changes to our individual contract estimates in the ordinary course of accounting for our contracts. When we experience an individual favorable or unfavorable change in estimate that is determined to be significant to the results of our operations for the periods presented, we have and will continue to provide disclosures within MD&A explaining such changes and their impact at the consolidated and reportable segment level. For an example of this disclosure, please see our MD&A discussion of operating income in our Annual Report on Form 10-K for the year ended December 31, 2011 and in our Quarterly Report on Form 10-Q for the period ended September 30, 2011 in which we disclose the impact on period operating results of charges taken on marine projects in Brazil and Mexico. Since we believe this information is relevant and provides our investors with useful and meaningful information about the impact of significant changes in contract estimates on our results of operations, we intend to provide similar disclosures in the notes to the financial statements in our future filings when we experience similar material changes.

However, we do not believe that ASC 250-10-50-4 requires disclosure of the effects of aggregated individual contract estimate changes. We note that ASC 250-10-50-4 states that “Disclosure of those effects is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in the estimate is material.” We believe that applicable GAAP, therefore, does not apply to or require disclosure of an aggregation of the effect of routine individual changes to estimates in various different contracts, particularly when adequate disclosure of the effect of a material change in the estimate of a contract or contracts has been provided.

We consider the above ASC guidance as applying to each individual contract because that is the unit of account for which our estimates are made. The glossary to ASC 605-35 defines a profit center as follows: “The unit for the accumulation of revenues and costs and the measurement of income. For business entities engaged in the performance of contracts, the profit center for accounting purposes is usually a single contract. However, under some specified circumstances it may be a combination of two or more contracts, a segment of a contract or a group of combined contracts.” Our contracts are negotiated and managed on an individual basis, and each generally represents a separate profit center or unit of account as described in ASC 605-35-25-4 (i.e., it is subject to a unique set of facts, characteristics, circumstances and potential complications). Thus, the risks and opportunities inherent in each contract are largely specific to that contract. We evaluate and regularly re-evaluate performance on each of our percentage-of-completion contracts to determine the current estimated revenue and cost at completion and the percentage-of-completion of that contract.

In addition, while we could have 50 contracts or more ongoing at any given point in time, we do not believe that the aggregation of the effect of immaterial or unrelated changes in individual estimates where no common driver exists would provide meaningful information at the reporting segment or consolidated level. Therefore, our management does not analyze our contracts at an aggregated level and we do not analyze an aggregation of individual changes to our contract estimates. Furthermore, our project and accounting systems are not currently designed to capture aggregate individual changes on all of our contract estimates or the aggregate effects of cumulative catch-up adjustments related to those changes. We also believe that disclosures of such aggregated amounts in our notes to the consolidated financial statements could be confusing, misleading or potentially harmful to our competitiveness for the reasons described in the second paragraph of our response to your Comment 8.

Comment 8.

8.	Please provide us, and revise your revenue recognition critical accounting policy disclosure in MD&A in future annual and quarterly filings to quantify the gross amounts of favorable and unfavorable adjustments to contract estimates during each period presented and to provide an analysis of the underlying reasons for the changes in estimates.

Response 8.

As noted in our response to your Comment 7, we believe that we have provided disclosures in our MD&A about individual favorable or unfavorable changes in the estimates of our contracts that are determined to be significant or material. In addition, as noted in our response to your Comment 3, our MD&A in future filings will include disclosures on significant factors that impact our costs of operations. To the extent applicable, we will continue to provide such expanded disclosures regarding individual contracts which experience material changes.

We believe that the combination of those disclosures along with the related and other variance explanations will provide readers of our future filings enhanced and more meaningful information about our business and the effects of changes in estimates of our contracts on the results of our operations. We also believe that these disclosures will be consistent with the manner in which our management evaluates our business. Management does not believe that gross favorable and unfavorable adjustments to contract estimates in each period presented is meaningful or consistent with the manner in which we analyze our business, and, therefore, disclosing such aggregated and unrelated amounts could lead to confusion.

While many registrants who utilize percentage-of-completion accounting have hundreds (or, in some cases, thousands) of contracts active at a given point in time, we have a much smaller number of active contracts, particularly when considered at an operating segment level. In addition, it is not uncommon for us to derive a significant portion of our operating results in a period from a relatively small number of large contracts. Therefore, disclosures of gross favorable and unfavorable changes to our contract estimates which are not required by GAAP and not similarly provided by our competitors, may provide information to a customer or competitor that could be confusing, misleading or potentially harmful to our ongoing operations and market competitiveness.

Note 11—Segment Reporting, page 86

Comment 9.

9.	Please revise future filings to clarify that you aggregate your Middle East and Caspian operating segments into your Middle East reportable segment as noted on page 1 and required by ASC 280-10-50-21. Please also demonstrate to us how you determined that your Middle East and Caspian operating segments have similar economic characteristics such that aggregation is appropriate pursuant to ASC 280-10-50-11.

Response 9.

Pursuant to the guidance in ASC 280-10-50-11 through ASC 280-10-50-13, we have aggregated the Middle East and Caspian operating segment into the Middle East reportable segment. While the Middle East and Caspian operating segments each exhibit all of the characteristics of an operating segment outlined in ASC 280-10-50-1, we believe that our assessment of the qualitative and quantitative factors, including our determination of similar economic characteristics, provides for appropriate aggregation of the Caspian and Middle East operating segments. These operating segments are both affected by similar economic drivers such as customer spending, the price of oil and gas, regional economic growth and other related factors. Our analysis of similar economic characteristics also included an analysis of forecasted gross margins and demonstrated that our current forecasted three-year gross margin analysis indicates a variance in gross margin percentages of 2 percentage points or less. In addition, these two operating segments are similar in all of the areas described in ASC 280-10-50-11, and we believe that aggregation is consistent with the objective and basic principles of ASC Subtopic 280.

We will revise future filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2012 to clarify that we aggregate the Middle East and Caspian operating segments into our Middle East reportable segment.

Comment 10.

10.	Please revise future filings to provide the required disclosures related to significant customers for each period you present a statement of income.

Response 10.

We will revise future annual filings to include in our segment reporting footnote the disclosures related to significant customers for each period that a statement of income is presented. For your reference, the significant customer disclosures already included in Item 1 on page 7 of our Form 10-K for the Fiscal Year Ended December 31, 2011 will also be included in Section 2 of our segment reporting note to the financial statements in future filings.

Note 13—Commitments and Contingencies, page 90

Comment 11.

11.	In regard to the asbestos matters subject to the Boudreaux Suit and the New Antoine Suit, we note that you cannot reasonable [sic] estimate the extent of a potential judgment. Please explain to us what procedures you have under-taken to provide an estimate and more fully explain to us why a range cannot be provided. Also, based on the apparently related proceedings with certain of your insurers, please help us more fully understand the extent of your potential insurance coverage related to the asbestos matters and how you considered the insurer proceedings in your attempt to estimate a range of reasonably possible loss.

Response 11.

The New Antoine Suit, which was filed on January 29, 2007, combines the claims of over 40 plaintiffs seeking monetary damages in an unspecified amount. The New Antoine Suit has been stayed since April 2007; thus, there has been no discovery, and the case has remained inactive for the most part since then. Similarly, the Boudreaux Suit, which was filed on January 29, 2007, combines the claims of over 20 plaintiffs seeking monetary damages in an unspecified amount. The Boudreaux Suit has been stayed since September 2007, and the case has remained inactive for the most part since then. To date, the plaintiffs in the New Antoine Suit and the Boudreaux Suit have not submitted sufficient medical, employment or other information to advance their claims against McDermott or other defendants. Further, the stay orders in those cases prohibit any discovery which would allow us to attempt to estimate their claims. Without further information, including but not limited to information regarding period(s) of alleged employment with McDermott, other employment, location, nature and years of alleged exposure, other potential exposures unrelated to McDermott, as well as the nature and extent of any alleged injury, there is no proper basis upon which to evaluate or estimate the plaintiffs’ claims in either the New Antoine Suit or the Boudreaux Suit. Additionally, without this information, we are unable to determine the extent of potential insurance coverage available for these matters or how the Lloyds matter may impact these suits. As a result of these factors, there are no procedures we could reasonably undertake at this time in order to estimate a range of potential loss for these matters.

Note 14—Quarterly Financial Data, page 93

Comment 12.

12.	Please revise future filings to quantify and discuss material unusual items that impacted each quarterly period as required by Item 302(a)(3) of Regulation S-K.

Response 12.

We will revise future filings beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2012 to quantify and discuss material unusual items that impacted each quarterly period.

Acknowledgements

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call Ted W. Paris or James H. Mayor of Baker Botts L.L.P. at (713) 229-1838 or (713) 229-1749, respectively, if you have any questions regarding this submission.

cc:	Kevin Stertzel (Staff)
Anne McConnell (Staff)
W. John Cash (Branch Chief)
David A. Trice (Audit Committee Chair)
Perry L. Elders (Senior Vice President and Chief Financial Officer)
Liane K. Hinrichs (Senior Vice President, General Counsel & Secretary)